Mail Stop 3561

September 7, 2006

Mark Klein, Chief Executive Officer
Skins Inc.
45 West 21st Street, 2nd Floor
New York, NY 10010

> **Re:    Skins Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed August 18, 2006**
> **File No. 333-133406**

Dear Mr. Klein:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form SB-2

Results of Operations, page 22

1.  We note from the discussion of your results of operations for the three and six month periods ended June 30, 2006 that you primarily attribute the increase in net loss from the respective prior period to the increase in selling, general and administration.  However, it appears from your disclosures and amounts presented in the financial statements that the unrealized loss on derivative instruments also had a significant impact on your net loss.  Please revise as appropriate.

2.  You include a discussion and analysis of your results of operations for the three months ended June 30, 2006 compared to the three months ended June 30, 2005.  However, you have not presented and are not required to present a statement of operations for these periods.  Please remove this discussion and analysis.

Financial Statements, page F-1

3. Please revise the index to clearly indicate that the financial statements are those of Skins Inc. Please also revise to refer to the exact titles of the financial statements included in the filing.

Report of Independent Registered Public Accounting Firm, page F-2

4. Please request your independent accountants to provide a report that includes an explanatory paragraph that identifies the nature of the restatements and refers the reader to Note 11 that discusses the restatements in detail. Please refer to Auditing Standards Codification AU Sections 508.16 and 420.12.

Consolidated Balance Sheets, page F-3

5. It appears that the December 31, 2004 balance of additional paid-in capital presented on the face of your consolidated balance sheets should be revised to agree to the corresponding amount presented in the consolidated statements of stockholders' equity (deficiency) at page F-5. Please revise as appropriate.

Consolidated Statements of Stockholders' Equity (Deficiency), page F-5

6. We reviewed your response to comment 9 in our letter dated July 20, 2006. It appears that the acquisition and retirement of treasury stock pursuant to the terms of the share exchange agreement should be included ("netted") in the "Skins, Inc. net assets assumed on March 20, 2006" line item. As currently presented, it appears that Logicom shareholders retained a majority ownership interest in Skins Inc., which would preclude accounting for the merger as a recapitalization. Please revise your presentation accordingly. Please also revise the statements of cash flows to include the "purchase of treasury stock" line item in the "cash assumed in connection with the recapitalization" line item.

7. We note your response to comment 8 in our letter dated July 20, 2006 and the revision to your disclosure. It appears that the guidance in SAB Topic 4:B requires that the entire accumulated deficit as of the date of the merger of Skins Shoes LLC and Skins Shoes, Inc. should be considered a return of capital to the members. Please revise accordingly.

Note 1: Description of Business, page F-8

Going Concern, page F-9

8. Please revise to disclose in more detail management's plans to resolve the doubts about your ability to continue as a going concern. Please refer to Section 607.02 of Codification of Financial Reporting Policies.

Note 2: Summary of Significant Accounting Policies, page F-9

Derivative Instruments, page F-10

9. Please disclose the assumptions used to estimate the fair value of the derivative instruments at each balance sheet date. Please also disclose the fair value of the liability with respect to the warrants.

Note 5: Related Party Payables, page F-12

10. We note that you granted 122,000 fully vested shares of your common stock to two shareholders for consulting services to be provided over a two year term beginning April 3, 2006. You valued the transaction based on the fair value of your common stock on the date of grant and presented the offsetting debit as contra-equity. Please provide us with the specific facts and circumstances surrounding the agreements under which you deemed it appropriate to report the amount as contra-equity as opposed to a prepaid asset or an immediate expense. Please refer to paragraph 5 of SFAS 123(R) and paragraph 13 of EITF 00-18.

Note 8: Share Exchange Agreement, page F-13

11. We reviewed your response to prior comment 15 in our letter dated July 20, 2006. It does not appear you have fully addressed our comment. Please tell us the amount of proceeds allocated to the convertible debt, common stock and warrants issued in the two private placement transactions. Please also tell us the assumptions you used in estimating the fair value of the warrants issued in the convertible debt transaction and why the allocation of proceeds received in the transaction does not result in a beneficial conversion feature. Please refer to EITF 00-27. In addition, please tell us the basis for your determination that the liquidated damages contained in the subscription agreements are penalties and not compensation for the fair value differential between registered and unregistered shares. Please refer to paragraph 16 of EITF 00-19. Further, please tell us why the derivative warrant liabilities were not reflected in the net assets assumed in the share exchange transaction and your basis for recording the entire amount of the liabilities, as opposed to the change in the fair value of the liabilities from the date of the share exchange transaction, in your statements of operations.

Note 9: Stock Options, page F-14

12. With respect to the awards granted to the two board members, please revise to disclose the amount of compensation expense recognized during each of the periods referred to in the last paragraph on page F-14.

13. With respect to the options granted to consultants and non-employees disclosed in the last two paragraphs under "March 16, 2006 Replacement Option Grants," please disclose the

amount of compensation expense recognized during each period presented  Please also disclose the assumptions used to estimate fair value of the options at each valuation date.

Form 10-QSB for Quarter Ended June 30, 2006

14. Please amend to address the comments above as applicable.

Form 8-K/A Filed on August 18, 2006

15. Please amend to address the comments above as applicable.

16. We note that you did not revise the unaudited pro forma consolidated condensed financial statements to reflect the share exchange transaction as a recapitalization.  Please do so.

*** 

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William H. Thompson, Assistant Chief Accountnat, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Thomas J. Poletti, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        Via Fax (310) 552-5001